SICHENZIA ROSS FRIEDMAN FERENCE LLP
                 1065 AVENUE OF THE AMERICAS   NEW YORK NY 10018
                TEL 212 930 9700 FAX 212 930 9725   WWW.SRFF.COM

                                   December 2, 2005

Wilson K. Lee
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

     RE:     GLOBAL REALTY DEVELOPMENT CORP.
             FORM 10-KSB FOR THE YEAR ENDED 12/31/2004
             FILED 5/19/2005
             FORM 10-QSB FOR THE PERIOD ENDED 3/31/2005 AND 6/30/2005 FILED 5/23/2005 AND 8/19/2005
             FILE NO. 000-32467

Dear Mr. Lee:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 18, 2005 relating to the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the period ended March 31, 2005 and for the period ending June 30, 2005 of Global Realty Development Corp. (the "Company"). On behalf of the Company, we respond as follows:

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

FINANCIAL STATEMENTS AND NOTES
------------------------------

GENERAL
-------

1. We have read your response to comment one. We noted that as a part of the reverse merger with the public shell, you combined the three individual private companies owned by the same individual shareholder, eliminated the combined equity of the private companies and replaced it with the equity of the publicly traded company. Since the reverse merger created a new capital structure for you, please explain the basis for presenting the financial statements on a combined instead of consolidated basis.

     Answer
     ------

     The Company titled the financial statements "combined" rather than "consolidated" because prior to the reverse merger none of the companies had a controlling financial interest in the voting stock of the other two companies. Our understanding of ARB 51 leads us to conclude titling the financials combined rather than consolidated was more informative to the reader. As a practical matter, the accounts were added together at their carrying values except no investment account was eliminated and the capital section was replaced with the capital section of the public company. We believe this title best presents the spirit of recent developments concerning business combinations and consolidated financial statements. Future statements will be titled "consolidated."

2. Please explain to us how you accounted for the combination of the three individual private companies before the merger with the public shell arid your basis in GAAP for this accounting treatment. Please identify, if applicable, the controlling person, entity or group and explain your basis for this conclusion. Refer to the guidance in ARB 51 and EITF 02-5 and paragraphs D11 to D18 of SFAS 141.

     Answer
     ------

     The three separate entities maintained separate accounting records for the entire term of the financial statements presented, years 2003 and 2004. The accounts were then combined (consolidated) for the Report and reported as called for under Section D12 of SFAS 141 at the respective carrying amounts of the individual entities. The results of operations were reported as though the transfer occurred at the beginning of the period as called for under Section D16 of SFAS 141.

COMBINED STATEMENT OF STOCKHOLDERS' EQUITY, PAGE 18
---------------------------------------------------

3. We have read your response to comment two. The consultants subsequently sold the stock issued and you based the compensation cost of the issuance on the sales price of the stock at time of sale. Tell us how this valuation is supported by the guidance in paragraph S of SFAS 123 and EITF 96-18.

     Answer
     ------

     Based upon the Company's reading of EITF 96-18, they concluded that although the commitment to perform services and the date when the services were complete preceded the sales of the stock, given the relatively little activity in the stock the selling price of the consultants' shares gave us the best possible measurement date. Additionally, the stock was selling at $0.50 per share during the third quarter 2004. This price was similar to the price used. The share exchange agreement was dated September 4, 2004. We felt additional comfort in this conclusion, given the limited activity of the Company between the date the Company committed to pay the consultants and the date the consultants' stock sale took place.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

LAND OPTIONS, PAGE 21
---------------------

4. We have read your response to comment three. We noted that you pay a non refundable deposit down for agreements to purchase property. Tell us how you considered paragraphs 5, 14, and 15 of FIN 46 (R) in determining your accounting of the non refundable deposit options. Also, we noted that you book the entire contract price to land inventory with an offset to accounts payable. Tell us the basis in GAAP for recording these amounts. In addition, for each of the options described in your footnote (e.g. specific performance options, options with variable interest entities, and other options), please explain the major terms of the options and quantify the amount recorded on the financial statements.

     Answer
     ------

     As explained in one above, the Company has consolidated the three entities. The Company believes that with almost 20 million dollars in equity, it has the ongoing ability to finance its activities without additional substantial support from outside parties. This is especially true given the fair market values currently and anticipated of land in the Melbourne, Australia market. The recipients of the non-refundable deposits were a Country Club, individually owned farm, and individuals, Even if these were construed to be VIE's under FIN 46 (R), they have no obligation to absorb a majority of the Company's expected losses (if any) or are entitled to receive a majority of the entities' expected returns. As such, the Company did not consider it to be a primary beneficiary of the sellers. It therefore concluded, after due consideration of FIN 46R, that there were no VIEs to be consolidated as of December 31, 2004 or 2003. Since the Company entered into binding contracts with the sellers, the Company believes under APB 21 this obligation arose from transactions in the normal cause of business and as such, should be recorded as accounts payable.

     To date, the Company has not yet utilized the various options possibilities in any business transactions. This disclosure was intended to demonstrate how the accounting will be handled should such alternative financing options arise in the future. The Company intends however, to omit this wording in future filings to avoid confusion unless these transactions ever occur.

POST DEVELOPMENT COMPLETION COSTS, PAGE 21
------------------------------------------

5. We re-issue comment four from our pervious comment letter. With respect to those instances in which you have post development construction obligations relating to sold developments, please explain to us how you considered paragraph 46 of SFAS 66 in your accounting for these sales.

     Answer
     ------

     Similarly, the operations of the Company have not yet progressed to completion of projects subject to any liability for post development completion costs. This footnote is also intended to provide the reader with the accounting policies that will be utilized in future periods. Profit will be recognized under the full accrual method for sales when conditions a, b, c & d of paragraph 46 of FAS 66 are met and the Company is not obligated to complete any future improvements or construct any additional amenities or facilities.

     In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

     Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700


     Sincerely,

                              /s/ Yoel Goldfeder
                              ------------------
                              Yoel Goldfeder